Press Release

[Graphic omitted} Ahold

                                                        Royal Ahold
                                                        Corporate Communications

                                                 Date:  July 7, 2003
                                 For more information:  +31 75 659 57 20

Ahold cooperates with Dutch Public Prosecutor

Zaandam, The Netherlands, July 7, 2003 - Ahold announced today that the Public Prosecutor in Amsterdam is conducting a criminal investigation regarding Ahold.

In the course of this investigation, a search has been conducted in Ahold's corporate headquarters in Zaandam on July 5, 2003.

Ahold has given its full cooperation to this investigation and is cooperating fully with the Dutch Public Prosecutor, as it has been doing and will continue to do with the US Securities and Exchange Commission and the US Department of Justice in connection with their ongoing investigations.

Ahold deems it inappropriate to give any further information concerning these investigations while their outcomes are pending.

Ahold Corporate Communications:  +31.75.659.57.20

                                                  Albert Heijnweg 1, Zaandam
                                                  P.O. Box 3050, 1500 HB Zaandam
                                                  The Netherlands
                                                  Phone:  +31 (0)75 659 5720
                                                  Fax:    +31 (0)75 659 8302

http://www.ahold.com